

August 14, 2014

Via E-mail
Michael J. Schmidtlein
Senior Vice President Finance
 and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

Re: EnerSys
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 28, 2014
File No. 001-32253

Dear Mr. Schmidtlein:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Impairment Determinations, page 25

1.   Please revise future filings to disclose the specific valuation approach and methodology and the significant assumptions used in your goodwill impairment test. Please refer to FASB ASC 350-20-50.

Results of Operations – Fiscal 2014 Compared to Fiscal 2013

Income Tax expense, page 32

2.   We note the significance of the effect of foreign operations disclosed on the statutory rate reconciliation on page 70. In light of the significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you plan to address this comment.

Item 8. Financial Statements and Supplementary Data

Note 5. Goodwill and Other Intangible Assets, page 59

3.   We reference the $5.2 million goodwill impairment charge recorded in fiscal 2014. In future filings disclose the facts and circumstances leading to the impairment and the method of determining the fair value of the associated reporting unit in a greater detail. Refer to FASB ASC 350-20-50-2.

Note 13. Income Taxes, page 70

4.   We see that the effect of foreign operations significantly impacted the reconciliation between the statutory U.S. federal income tax rate to the actual effective income tax rate for fiscal 2014. As required by FASB ASC 740-10-50-14, please revise future filings to disclose the nature and effect of significant matters affecting comparability of information for all periods presented. In this regard, please consider disclosing information about the specific jurisdictions that materially affect your effective tax rate.

5.   Please also explain to us the reason for the significant reversal of the deferred tax valuation allowance in your foreign subsidiaries in fiscal 2014.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Senior Accountant, at 202-551-3645 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief